UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Descrypto Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

92934S502

(CUSIP Number)

Michael D. Farkas

President, Chief Executive Officer, Chief Financial Officer

Balance Labs, Inc.

407 Lincoln Road, Suite 701

Miami Beach, Florida 33139

Phone: (305) 907-7600

With Copies to:

Gregory Sichenzia, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 31st Floor

New York, New York 10036

Tel: (212) 930-9700

November 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies ae to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92934-S502	13D/A

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities Only) Balance Labs, Inc. (“Balance Labs”). See (a) below. 47-1146785
2.	Check the Appropriate ox if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,175,084 See (a) below
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,175,084 See (a) below.
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,175,084 See (a) below.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.23%
14.	Type of Reporting Person CO

(a) Michael D. Farkas is the beneficial holder of approximately 59.9% of the issued and outstanding capital stock of Balance Labs, Inc., holding 11,888,889, 1,400 and 1,098,526 shares of common stock of Balance Labs, Inc. through Balance Holdings, LLC, Shilo Security Solutions, Inc., and Shilo Holding Group LLC, respectively, as of March 7, 2022.

CUSIP No. 92934-S502	13D/A

Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the common stock, $0.0001 par value per share (the “Shares”), of Descrypto Holdings, Inc. (f/k/a W Technologies, Inc.), a Delaware corporation (the “Issuer”), which has its principal executive office at 9440 Santa Monica Boulevard, Suite 301, Beverly Hills, CA 90201.

Item 2: Identity and Background

Item 2.

This Schedule 13D/A is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Balance Labs, Inc. a Delaware corporation, and Michael D. Farkas (“Mr. Farkas,” and together with Balance Labs, the “Reporting Persons”), As noted above, Mr. Farkas is the beneficial holder of approximately 59.9% of the issued and outstanding capital stock of Balance Labs, holding 11,888,889, 1,400 and 1,098,526 shares of common stock of Balance Labs, Inc. through Balance Holdings, LLC, Shilo Security Solutions, Inc., and Shilo Holding Group LLC, respectively, as of March 7, 2022. The principal place of business of Balance Labs is located at 407 Lincoln Road Suite 701, Miami Beach, Florida 33139, and its principal business is providing business development and consulting services to startup and development-stage companies.

d. The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Considerations

Share Exchange Agreement

On June 15, 2021, (the “Effective Date”), a majority owned subsidiary of Balance Labs, Krypto Ventures Inc. (formerly KryptoBank Co.), a Delaware corporation (“Krypto Ventures”), entered into a share exchange agreement (the “Share Exchange Agreement”) with (i) Descrypto Holdings, Inc., a Delaware corporation, (ii) each of the stockholders of Krypto Ventures (the “Krypto Ventures Stockholders”) and (iii) Aleksandr Rubin as the representative of the Krypto Ventures Stockholders (the “Stockholders’ Representative,” and together with Descrypto Holdings, Inc., the Krypto Ventures Stockholders (including Balance Labs), the “Parties”). As a result of the Exchange, Balance Labs now owns 46.1% of the issued and outstanding common stock of Descrypto Holdings, Inc. and the Company no longer owns any portion of Krypto Ventures Inc. outstanding common stock.

The Closing of the Share Exchange Agreement occurred on July 29, 2021. Pursuant to the terms of the Share Exchange Agreement, Descrypto Holdings, Inc. acquired 102,500,000 shares of Krypto Ventures’ common stock, representing 100% of the issued and outstanding capital stock of Krypto Ventures, in exchange for the issuance to the Krypto Ventures Stockholders of 233,474,958 shares of the Descrypto Holdings, Inc.’s common stock, representing 46.1% of the issued and outstanding capital stock of Descrypto Holdings, Inc. (the “Exchange”). Immediately prior to the closing of the Share Exchange Agreement, Balance Labs owned 52,500,000 shares of common stock of Krypto Ventures, which it exchanged for 119,584,736 shares of common stock of Descrypto Holdings, Inc.

In connection with the transaction, the Reporting Persons entered into a lockup agreement pursuant to which Balance Labs agreed, among other things, that they will not sell or transfer (subject to certain customary exceptions) any shares of Descrypto Holdings, Inc.’s Common Stock for a period of 12 months following the Closing, and also agreed not to (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Descrypto Holdings, Inc.’s Common Stock; (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Descrypto Holdings, Inc.’s Common Stock, whether any such transaction is to be settled by delivery of shares of Descrypto Holdings, Inc.’s Common Stock or other securities, in case or otherwise; or (iii) publicly disclose the intention to do any of the foregoing actions.

November Redemption Agreement

On November 18, 2021, Balance Labs entered into a redemption agreement (the “November Redemption Agreement”) pursuant to which Balance Labs agreed to sell, and Descrypto Holdings, Inc. agreed to purchase, an aggregate of 83,709,315 shares of Descrypto Holdings, Inc.’s Common Stock owned by Balance Labs. Following the November Redemption Agreement, Balance Labs owned 35,875,421 shares of Descrypto Holdings, Inc.’s Common Stock.

February Redemption Agreement

On February 18, 2022, Balance Labs entered into a redemption agreement with Descrypto Holdings, Inc., (the “February Redemption Agreement”). Pursuant to the terms of the February Redemption Agreement, Balance Labs agreed to sell, and Descrypto Holdings, Inc. agreed to purchase, an aggregate of 28,700,337 shares of Descrypto Holdings, Inc.’s common stock, par value $0.0001 per share, at a purchase price of $0.00001 per share, for a resulting total consideration of $287.00. Following the Redemption Agreement, Balance Labs currently owns 7,175,084 shares of Descrypto Holdings, Inc.’s Common Stock.

CUSIP No. 92934-S502	13D/A

Item 4: Purpose of Transaction

(a)	The Reporting Persons have no plans or proposals to (i) to acquire, either directly or indirectly, any additional securities of Descrypto Holdings, Inc., or (ii) to dispose of any securities of Descrypto Holdings, Inc.;

(b)	The Reporting Persons have no plans or proposals to engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Descrypto Holdings, Inc. or any of Descrypto Holdings, Inc.’s subsidiaries;

(c)	The Reporting Persons have no plans or proposals to engage in the sale or transfer of a material amount of the assets of Descrypto Holdings, Inc. or any of Descrypto Holdings, Inc.’s subsidiaries;

(d)	The November Redemption Agreement and February Redemption Agreement do not provide for any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	The Reporting Persons have no plans or proposals to make any change in the present capitalization or dividend policy of the issuer;

(f)	The Reporting Persons have no plans or proposals to make any other changes in Descrypto Holdings, Inc.’s business or corporate structure;

(g)	The Reporting Persons have no plans or proposals to (i) make any changes in Descrypto Holdings, Inc.’s charter, bylaws or instruments corresponding thereto, or (ii) take any other actions which may impede the acquisition of control of the issuer by any person;

(h)	The Reporting Persons have no plans or proposals to cause any class of securities of Descrypto Holdings, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	The Reporting Persons have no plans or proposals to take any actions similar, or in addition, to any of those enumerated above.

CUSIP No. 92934-S502	13D/A

Item 5: Interest in Securities of the Issuer

(a) – (b)	Mr. Farkas is the beneficial holder of approximately 59.9% of the issued and outstanding capital stock of Balance Labs, and as a result of such ownership, Mr. Farkas and Balance Labs may be deemed to have shared voting power and shared dispositive power with respect to 7,175,084 shares, representing approximately 30.23% of the issued and outstanding shares of Descrypto Holdings, Inc., held by Balance Labs. The calculation of the percentage of outstanding shares of Descrypto Holdings, Inc., held by the Reporting Persons is based on 23,734,979 shares outstanding, as of March 7, 2022.

(c)	Except for the acquisition of the shares of Descrypto Holdings, Inc. pursuant to the Share Exchange Agreement, November Redemption Agreement, and February Redemption Agreement, as described above, the Reporting Persons have not effected any transaction in the securities of Descrypto Holdings, Inc. during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)	Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Share Exchange Agreement, the Parties agreed, at the Closing, to undertake the following actions (i) the Descrypto Holdings, Inc. Board shall undertake such actions as required to expand the size of the Descrypto Holdings, Inc. Board to be comprised of a number of persons as determined by KryptoBank and thereafter to name persons as directed by KryptoBank as directors on the Descrypto Holdings, Inc. Board, (ii) the Descrypto Holdings, Inc. Board shall undertake such actions as required to name persons as directed by KryptoBank as the Chief Executive Officer and as other officers of Descrypto Holdings, Inc. as directed by KryptoBank, and to remove any officers of Descrypto Holdings, Inc. currently holding such positions, and (iii) effective as of the Closing, all directors and officers of the Company other than those named in Section 2.03(a)(i) and Section 2.03(a)(ii) of the Share Exchange Agreement, shall immediately resign from all positions that such officers hold as director or officer of Descrypto Holdings, Inc.

In addition, the Parties also agreed that:

(a) as of the Closing, certain advisors and service providers to Descrypto Holdings, Inc., or their designees (collectively, the “Advisors”) shall be issued a number of shares of Descrypto Holdings, Inc. Common Stock constituting, as of the Closing and immediately following the issuance of all shares of Descrypto Holdings, Inc. Common Stock pursuant to the Closing, 5.5% of the issued and outstanding shares of Descrypto Holdings, Inc. Common Stock (the “Advisor Shares”). The Advisor Shares shall be issued to the Advisors in consideration of services rendered to the Descrypto Holdings, Inc. The Parties acknowledge and agree that such advisors include Leone Group, LLC, an entity owned and controlled by Laura Anthony of Anthony L.G., PLLC, legal counsel to the Company and American Capital Ventures, Inc., an entity owned and controlled by Howard Gostfrand;

(b) as of the Closing, all of the directors and officers of Descrypto Holdings, Inc. as named in Section 2.03(a)(i) and Section 2.03(a)(ii) of the Share Exchange Agreement, the Advisors, and any Person who shall be a holder of 5% or more of Descrypto Holdings, Inc. Common Stock as of immediately following the Closing, shall each enter into a lock-up agreement with the Descrypto Holdings, Inc., pursuant to which such Persons shall agree that they shall not sell or transfer (subject to certain customary exceptions) any shares of Descrypto Holdings, Inc. Common Stock for a period of 12 months following the Closing, with such agreements to be substantially in the form as attached hereto as Exhibit B (the “Lock-Up Agreements”);

(c) to the Closing Descrypto Holdings, Inc. shall undertake such transactions as required to convert the shares of Series F Convertible Preferred Stock, par value $0.0001 per share of W Tech (the “Series F Stock”) and the debt owed by Descrypto Holdings, Inc. to Mid Atlantic Capital Associates, Inc. (“MACA”) into 7,678,732 shares of Descrypto Holdings, Inc. Common Stock, such that there are no outstanding shares of Series F Stock, and any debt owed by Descrypto Holdings, Inc. to MACA has been satisfied and forgiven, in each case effective as of the Closing; and

(d) following the completion of the actions as set forth in Section 2.03(d) of the Share Exchange Agreement, the Company shall undertake such actions as required to withdraw the Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of the Company, and the Certificate of Designations of Preferences and Rights of Series F Convertible Preferred Stock of the Company, such that the Company has no classes of stock authorized, issued or outstanding other than the Company Common Stock, and the Company’s blank-check preferred stock, none of which shall be designated as to class

Item 7. Materials to be filed as Exhibits

Exhibit 1	Share Exchange Agreement dated June 15, 2021 by and among Descrypto Holdings, Inc., KryptoBank Co., the Stockholders of KryptoBank and Aleksandr Rubin as Stockholders’ Representative (incorporated by reference to the Share Exchange Agreement dated June 15, 2021 by and among the Descrypto Holdings, Inc., KryptoBank Co., the Stockholders of KryptoBank, and Aleksandr Rubin as the Stockholders’ Representative, filed by Descrypto Holdings, Inc. with the SEC on June 21, 2021).

Exhibit 2	Form of Lock-Up Agreement (Exhibit B to the Share Exchange Agreement).

Exhibit 3	Redemption Agreement between Balance Labs, Inc. and Descrypto Holdings, Inc., dated as of November 18, 2022.

Exhibit 4

Redemption Agreement between Balance Labs, Inc. and Descrypto Holdings, Inc., dated as of February 18, 2022 (incorporated by reference to the Current Report of Balance Labs, Inc. filed with the SEC on February 25, 2022).

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct.

Dated:	March 7, 2022

BALANCE LABS, INC.

By:	/s/ Michael D. Farkas
Michael D. Farkas
Chief Executive Officer